Transactions effected pursuant to Rule 10F3.
EAGLE SERIES TRUST

Series #	Fund:	Security:	Date of Purchase	Date Offering Commenced	Purchase Price	Commission:	Securities Acquired From	Share amount Purchased	Amount purchased:	Total Offering:

8	ELCC	Wells Fargo & Co.	5/8/2009	5/8/2009	$22.00	$0.00	JPMorgan Chase	71,380	$ 1,570,360.00	$ 7,502,000,000

9	ESCV	First Financial Bancorp	6/3/2009	6/3/2009	$7.50	$0.00	Keefe Bruyette	35,763	$ 268,223.00	$ 90,000,000